

November 2, 2010

Gary S. Raymond
SPAR Group, Inc.
560 White Plains Road
Suite 210
Tarrytown, NY 10591

      Re: **SPAR Group, Inc.**
              Form 10-K/A for the year ended December 31, 2009
              Filed October 8, 2010
              File No. 0-27408

Dear Mr. Raymond:

We have reviewed your response letter dated October 21, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2009 filed October 8, 2010

General

1.   We note that in your Amendment No. 2 to your Form 10-K filed October 8, 2010 you have provided specific updates to certain Items within the Form 10-K but not the complete text of each Item as amended. Exchange Act Rule 12b-15 requires you to set forth the complete text of each item as amended. We also note that your amended Form 10-K does not include updated certifications as required by Rule 12b-15 of the Exchange Act. Please amend your Form 10-K to comply with Exchange Act Rule 12b-15.

Item 9A.(T) Controls and Procedures, page 7

Management's Report on Internal Control Over Financial Reporting, page 7

2.   We note that in your amended Form 10-K filed on October 8, 2010, your management
        has concluded that internal controls over financial reporting were effective as of
        December 31, 2009, except for a material weakness. Please explain to us how your
        conclusion complies with Item 308T(a)(3) of Regulation S-K, which states that
        management is not permitted to conclude that the registrant's internal control over
        financial reporting is effective if there are one or more material weaknesses in the
        registrant's internal control over financial reporting. As appropriate, please amend your
        Form 10-K to conclude that your internal control over financial reporting was not
        effective as of December 31, 2009.

        You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, Andrew Blume, Staff
Accountant, at 202-551-3254, or me at 202-551-3737 if you have questions regarding the above
comments.

                                        Sincerely,

                                        Jennifer Thompson
                                        Accounting Branch Chief